EXHIBIT 99.4

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of SNDL Inc. on Form S-8 (File No. 333-278683, File No. 333-269242, File No. 333-267510, File No. 333-262233 and File No. 333-233156) and Form F-3 (File No. 333-253813) of our report dated March 17, 2025, with respect to our audits of the consolidated financial statements of SNDL Inc. as of December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024 and our report dated March 17, 2025 with respect to our audit of internal control over financial reporting of SNDL Inc. as of December 31, 2024, which reports are included in this Annual Report on Form 40-F of SNDL Inc. for the year ended December 31, 2024.

Our report on the effectiveness of internal control over financial reporting expressed an adverse opinion because of the existence of a material weakness.

/s/ Marcum llp

Marcum llp

New York, NY

March 17, 2025